                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the period of August 20, 1997                Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X              Form 40-F
                            -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No   X
                      -----                     -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    VISTA GOLD CORP.

Date:  August 25, 1997                     By:      /s/ A. J. Ali
                                                    ----------------------------
                                                    A. J. Ali, CA
                                                    Vice President Finance and
                                                    Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit        Description of Exhibit
-------        ----------------------
 99.1          Vista Gold Corp. Second Quarter Report 1997--Letter to
               Shareholders
 99.1a         Vista Gold Corp. Second Quarter Report 1997--Financial Statements
 99.1b         Vista Gold Corp. Second Quarter Report 1997--Notes to Financial
               Statements